

Stephen Wollwerth · 3rd

Co Managing Director at Calculated Film Franchise at
Calculated Film Franchise

Greater Sacramento · 188 connections · **Contact info**

Calculated Film Fran

 **North Central Univer**

Featured



Fox Sports Ad, Happy Days are here again.
Vimeo

WollwerthFilms Shot the Aerial Cinematography for this F
Sports 1 Ad.

Experience

Co Managing Director at Calculated Film Franchise

Calculated Film Franchise · Full-time
May 2019 – Present · 1 yr 8 mos
Santa Barbara, California, United States

 **President**



One Door Studios · Full-time
May 2019 – Present · 1 yr 8 mos
Santa Barbara, California, United States

Cinematographer, Editor, and Co-Director of Development for motion picture and streaming series.

Owner, DP, Producer

3GatesFilms
2010 – Present · 10 yrs
Beaufort SC

Based in Folsom, CA. WollwerthFilms creates unique films for Corporate, Documentaries, Advertising and Arts, employing latest technologies.
Using drones for aerial cinematography with 4k capture.
*Editor and DP for national PBS Television Show   ...see mor



Capital Christian Center

2 yrs 1 mo



Media Director

Oct 2016 – Dec 2017 · 1 yr 3 mos
Sacramento, California Area



Director of Video Production

Dec 2015 – Dec 2017 · 2 yrs 1 mo
Sacramento, California Area

Director of Photography & Editor

LightBridge
Jul 2015 – Jul 2016 · 1 yr 1 mo

Editor for PBS "Healing Quest" 13th season nationally broadcast TV series.
Director of Photography
Motion Graphics And CGI.

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Education



North Central University

Skills & endorsements

Documentaries · 25

Julie Buzby, DVM, CAVCA, CVA and 24 connections have given endorsements for this skill

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Video Production · 23

Warren Raisch and 22 connections have given endorsements for this skill

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Short Films · 14

Mike Hernandez and 13 connections have given endorsements for this skill

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Interests

 **North Central University**
9,180 followers

 **Capital Christian Center**
235 followers

 **ONEDOOR STUDIOS**
19 followers

 **3GatesFilms**
23 followers